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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

International Consolidated Companies, Inc.
(Name of Issuer)
Common Stock, No Par Value
(Title of Class of Securities)
459357109
(CUSIP Number)
Bagell, Josephs, Levine & Company, LLC
406 Lippincott Drive, Suite J
Marlton. NJ 08053
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
October 15, 2008
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	459357109

1	NAMES OF REPORTING PERSONS Bagell, Josephs, Levine & Company, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

New Jersey

	7	SOLE VOTING POWER

NUMBER OF		6,000,000 on October 15, 2008

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		6,000,000 on October 15, 2008

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,000,000 on October 15, 2008

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

22.2%

14	TYPE OF REPORTING PERSON

OO

ITEM 1. SECURITY AND ISSUER
The class of equity securities to which this Schedule 13D relates is the Common Stock, no par value (the “Common Stock”), of International Consolidated Companies, Inc. (the “Issuer”).
The address of the principal executive office of the Issuer is 2100 19th Street, Sarasota, FL, 34234
ITEM 2. IDENTITY AND BACKGROUND
(a) This Schedule 13D is being filed by Bagell, Josephs, Levine & Company, LLC who is referred to herein as “BJLC”
(b) The business address of BJLC is 406 Lippincott Drive, Suite J, Marlton, NJ 08053
(c) The principal business of BJLC is Accounting Services;
(d) During the last five years, BJLC has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors);
(e) During the last five years, BJLC has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in BJLC being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and
(f) BJLC is organized under the laws of the State of New Jersey.
ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
Common Stock was issued to BJLC as compensation for accounting and consulting services provided to the Issuer. No funds of BJLC were used to acquire Common Stock.
ITEM 4. PURPOSE OF TRANSACTION
BJLC acquired the Issuer’s securities being reported hereunder for investment purposes as compensation for accounting and consulting services provided by BJLC to the Issuer. Except as otherwise set forth below, BJLC presently does not have any plans or proposals which would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D. However, consistent with BJLC’s investment purposes, BJLC reserves the right to acquire additional shares of the Issuer’s Common Stock or dispose of shares of the Issuer’s Common Stock at any time and from time to time in the open market, through privately negotiated transactions or otherwise, depending on market conditions, other investment considerations and as permitted under applicable law.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
(a) BJLC beneficially owned 6,000,000 shares of Common Stock of the Issuer, which constituted 22.2% of the class of issued and outstanding Common Stock on October 15, 2008.
(b) BJLC had sole voting power and sole dispositive power with respect to 6,000,000 shares of Common Stock of the Issuer beneficially owned by it on October 15, 2008.
(c) Subsequent to the date of its initial share acquisition on October 15, 2008, BJLC received from the Issuer 1,000,000 shares of Common Stock on December 30, 2008 as compensation for accounting and consulting services provided by BJLC to the Issuer. The shares of Common Stock issued to BJLC in the December 30, 2008 transaction were valued by the Issuer at $0.05 per share of Common Stock. The December 30, 2008 acquisition is being reported on a Form 5 filed by BJLC. As of December 30, 2008, BJLC is eligible to file a Schedule 13G.
(d) Not Applicable.
(e) Not Applicable.
ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER
There are no contracts, arrangements, understandings or relationships between BJLC or between such persons and any person with respect to any securities of the Issuer.
ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
Not applicable.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 20, 2009
Date

/s/ Neil Levine
Signature

Neil Levine, Managing Member
Name/Title
The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.